State Farm

Corporate Headquarters

1 State Farm Plaza

Bloomington, IL 61710-0001

David M. Moore Counsel (309) 766-1908 Fax (309)766-7560 david.moore.ct95@statefarm.com

November 9, 2012

VIA EDGAR CORRESPONDENCE

Mr. Jason Fox

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Variable Product Trust

Dear Mr. Fox:

On October 10, 2012 and on behalf of the U.S. Securities and Exchange Commission (the “Commission”), you called a representative of State Farm Variable Product Trust (the “Registrant”) after reviewing the Registrant’s Form N-CSR for the period ending December 31, 2011 (the “Report”). The Registrant is a registered investment company that includes nine separate series. On October 10, 2012, I called you to discuss the Commission’s comment to the Report.

During the phone call, you indicated that you had reviewed the Report to determine whether the Registrant had complied with the applicable provisions of the Sarbanes-Oxley Act. You said that pursuant to Item 2(a) of Form N-CSR, the Registrant must file as an exhibit to Form N-CSR a copy of its code of ethics. You also indicated that the Registrant did not need to amend any previous filings of Form N-CSR but instead needed to comply with the instructions to Form N-CSR on a prospective basis.

You asked that the Registrant acknowledge the Commission’s comment with respect to Form N-CSR by sending the Commission a letter prepared as EDGAR correspondence. This letter serves that purpose. The Registrant hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Report, that comments from the Commission staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Providing Insurance and Financial Services	Home Office, Bloomington, IL

Mr. Jason Fox

November 9, 2012

The Registrant respectfully disagrees with the Commission’s comment for the reasons discussed below.

According to Item 2(a) of Form N-CSR, the Registrant must disclose whether as of the end of the period covered by the report the Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the Registrant or a third-party. If the Registrant has not adopted such a code of ethics, the Registrant must explain why it has not done so. According to instruction (f) to Item 2(a) of Form N-CSR, the Registrant must:

(1) file with the Commission, pursuant to Item 12(a)(1), a copy of its code of ethics that applies to the registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to its annual report on this Form N-CSR;

(2) post the text of such code of ethics on its Internet website and disclose, in its most recent report on this Form N-CSR, its Internet address and the fact that it has posted such code of ethics on its Internet website; or

(3) undertake in its most recent report on this Form N-CSR to provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made. [Emphasis added].

Item 12(a)(1) of Form N-CSR instructs the registrant to file the exhibits listed below as part of this Form.

(1) any code of ethics, or amendments thereto, that is the subject of the disclosure required by Item 2, to the extent that the registrant intends to satisfy the Item 2 requirement through filing of an exhibit.

In its Report, the Registrant responded to Item 2(a) of Form N-CSR as follows:

ITEM 2.     CODE OF ETHICS.

As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrants’ principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (each a “covered person”). During the period covered by this Form N-CSR, registrant did not make any amendment to any provisions of such code of ethics that applies to a covered person and that relates to any element of such code set forth in paragraph (b) of Item 2 of Form N-CSR, and registrant did not grant any waiver from such code of ethics provisions. Registrant hereby undertakes to provide a copy of such code of ethics to any person upon request, without charge. To request a copy of the code of ethics, contact the registrant at 1-888-702-2307. [Emphasis added].

We believe that the Registrant satisfies Item 2(a) of Form N-CSR by undertaking in its Report to provide any person without charge, upon request, a copy of the code of ethics.

Providing Insurance and Financial Services	Home Office, Bloomington, IL

Mr. Jason Fox

November 9, 2012

Instruction (f) to Item 2(a) of Form N-CSR allows the Registrant to satisfy its obligation using any of the three specified methods, and the Registrant chose to meet this requirement by undertaking in its Report to provide to any person without charge, upon request, a copy of such code of ethics and by explaining how to make such a request. The pertinent language the Registrant used in the Report to satisfy the requirement is highlighted above with the use of italics.

Should you have any questions or need additional information please give me a call or send me an e-mail.

Sincerely,

David M. Moore
Assistant Secretary
State Farm Mutual Fund Trust

Providing Insurance and Financial Services	Home Office, Bloomington, IL